FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ AKIHIKO TOYOTANI
Akihiko Toyotani
General Manager of
Finance Division

Date: October 30, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated and Non-Consolidated Financial Results for the Six Months Ended September 30, 2006
2.	Supplemental information for Consolidated Financial Results for the Six Months Ended September 30, 2006

Consolidated Results of Kyocera Corporation and its Subsidiaries

for the Six Months Ended September 30, 2006

The consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America.

Date of the board of directors’ meeting for the interim consolidated results: October 30, 2006

1. Results for the six months ended September 30, 2006

(1) Consolidated results of operations:

	Japanese yen
	Six months ended September 30,		Year ended March 31,
	2006	2005	2006
Net sales	¥615,390 million	¥542,238 million	¥1,173,544 million
% change from the previous period	13.5%	(9.2)%
Profit from operations	63,128 million	33,764 million	99,695 million
% change from the previous period	87.0%	(44.0)%
Income from continuing operations before income taxes	72,385 million	44,329 million	117,237 million
% change from the previous period	63.3%	(32.2)%
Net income	53,493 million	24,214 million	69,696 million
% change from the previous period	120.9%	(43.1)%

Earnings per share:
Basic	¥284.64	¥129.16	¥371.68
Diluted	284.14	129.15	371.43

Notes:

1. Equity in earnings (losses) of affiliates and unconsolidated subsidiaries:

Six months ended September 30, 2006	¥259 million
Six months ended September 30, 2005	¥(236) million
Year ended March 31, 2006	¥(1,216) million

2. Average number of shares outstanding during the period:

Six months ended September 30, 2006	187,932,385 shares
Six months ended September 30, 2005	187,478,104 shares
Year ended March 31, 2006	187,513,918 shares

3. Change in accounting policies: None

4. In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” the consolidated financial statements for the six months ended September 30, 2005 and for the year ended March 31, 2006 have been retrospectively reclassified as for the discontinued operations.

(2) Consolidated financial position:

	Japanese yen
	September 30,		March 31,
	2006	2005	2006
Total assets	¥1,951,702 million	¥1,862,928 million	¥1,931,522 million
Stockholders’ equity	1,373,567 million	1,241,695 million	1,289,077 million
Stockholders’ equity to total assets	70.4%	66.6%	66.7%
Stockholders’ equity per share	¥7,306.02	¥6,623.25	¥6,865.75

Notes: Total number of shares outstanding as of:

September 30, 2006	188,004,780 shares
September 30, 2005	187,475,323 shares
March 31, 2006	187,754,750 shares

(3) Consolidated cash flows:

Japanese yen
	Six months ended September 30,		Year ended March 31,
	2006	2005	2006
Cash flows from operating activities	¥47,923 million	¥71,772 million	¥171,077 million
Cash flows from investing activities	(74,084) million	(123,091) million	(165,467) million
Cash flows from financing activities	(13,079) million	(9,657) million	(23,289) million
Cash and cash equivalents at end of period	263,751 million	253,885 million	300,809 million

(4) Scope of consolidation and application of the equity method:

Number of consolidated subsidiaries: 168

Number of subsidiaries accounted for by the equity method: 2

Number of affiliates accounted for by the equity method: 12

(5) Changes in scope of consolidation and application of the equity method:

	Consolidation	Equity method
Increase	6	0
Decrease	6	0

2. Consolidated financial forecast for the year ending March 31, 2007 :

Year ending March 31, 2007
Net sales	¥1,250,000 million
Income from continuing operations before income taxes	¥148,000 million
Net income	¥96,000 million

Note:

Forecast of earnings per share: ¥509.92

Earnings per share amounts is computed based on Statement of Financial Accounting Standards No.128.

Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the six months ended September 30, 2006.

With regard to forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 19.

October 30, 2006

KYOCERA CORPORATION

Consolidated Financial Highlights

Results for the Six Months Ended September 30, 2006

	(Yen in millions, except per share amounts, exchange rates and the number of employees)
	Six Months Ended September 30,		Increase (Decrease) (%)
	2005	2006
Net sales	542,238	615,390	13.5
Profit from operations	33,764	63,128	87.0
Income from continuing operations before income taxes	44,329	72,385	63.3
Net income	24,214	53,493	120.9
Average exchange rates :
US$	109	115	—
Euro	136	146	—
Earnings per share :
Net income
Basic	129.16	284.64	120.4
Diluted	129.15	284.14	120.0
Capital expenditures	50,637	37,239	(26.5)
Depreciation	28,034	33,682	20.1
R&D expenses	29,328	30,257	3.2
Total assets	1,862,928	1,951,702	4.8
Stockholders’ equity	1,241,695	1,373,567	10.6
Sales of products manufactured outside Japan to net sales (%)	29.7	34.9	—
The number of employees	59,347	63,235	—

Note: Kyocera sold Kyocera Leasing Co., Ltd., a subsidiary engaged in financing, and as a result, operating results and gain on sales of Kyocera Leasing Co., Ltd. for the six months ended September 30, 2006 have been recorded as income from discontinued operations in accordance with accounting principles generally accepted in the U.S. Figures for the six months ended September 30, 2005 have been retrospectively reclassified and consolidated statement of income for all prior periods have been adjusted to reflect this presentation. As a result, reclassified consolidated net sales for the six months ended September 30, 2005 decreased by ¥3,020 million compared with the result previously announced, reclassified profit from operations decreased by ¥1,585 million and income from continuing operations before income taxes decreased by ¥1,806 million, respectively.

KYOCERA GROUP

Kyocera group consists of Kyocera Corporation, 170 subsidiaries and 12 affiliates.

(Chart of the group companies)

CUSTOMERS
Domestic
Semiconductor Parts Group
KYOCERA SLC TECHNOLOGIES CORP.
KYOCERA SLC COMPONENTS CORP.
Applied Ceramic Products Group
KYOCERA SOLAR CORP.
JAPAN MEDICAL MATERIALS CORP.
Electronic Device Group
KYOCERA KINSEKI CORP.
KYOCERA ELCO CORP.
KYOCERA DISPLAY INSTITUTE CO., LTD.
Information Equipment Group
KYOCERA MITA CORP.
KYOCERA MITA JAPAN CORP.
Optical Equipment Group
KYOCERA OPTEC CO., LTD.
Others
< I nformation Technology Services >
KYOCERA COMMUNICATION SYSTEMS CO., LTD.
<Real Estate Renting>
KYOCERA REALTY DEVELOPMENT CO., LTD.
<Hotel Operation>
HOTEL KYOCERA CO., LTD.
HOTEL PRINCESS KYOTO CO., LTD.
<Insurance and Travel>
KYOCERA INTERNATIONAL CO., LTD.
<Manufacturing and Sales of Electronic Components Materials>
KYOCERA CHEMICAL CORP.
<PHS Business>
WILLCOM, INC.
Products/ Components
Products/ Components
Products/ Components
Software Renting
Office Renting
KYOCERA CORPORATION
Products/ Components
Products/ Components
Products
Products
Renting Lands and Factories
Office Renting
Overseas
Fine Ceramic Parts Group
KYOCERA INDUSTRIAL CERAMICS CORP.
KYOCERA ASIA PACIFIC PTE. LTD.
KYOCERA FINECERAMICS GmbH
Semiconductor Parts Group
KYOCERA AMERICA, INC.
KYOCERA ASIA PACIFIC PTE. LTD.
SHANGHAI KYOCERA ELECTRONICS CO., LTD.
KYOCERA FINECERAMICS GmbH
Applied Ceramic Products Group
KYOCERA SOLAR, INC.
KYOCERA TYCOM CORP.
KYOCERA ASIA PACIFIC PTE. LTD.
KYOCERA (TIANJIN) SOLAR ENERGY CO., LTD.
KYOCERA PRECISION TOOLS KOREA CO., LTD.
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.
KYOCERA FINECERAMICS GmbH
KYOCERA SOLAR EUROPE S.R.O.
Electronic Device Group
AVX CORPORATION
KYOCERA INDUSTRIAL CERAMICS CORP.
KYOCERA ASIA PACIFIC PTE. LTD.
SHANGHAI KYOCERA ELECTRONICS CO., LTD.
KYOCERA (TIANJIN) SALES & TRADING CORP.
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.
KYOCERA ELCO KOREA CO., LTD.
KYOCERA ELCO HONG KONG LTD.
KYOCERA FINECERAMICS GmbH
Telecommunications Equipment Group
KYOCERA WIRELESS CORP.
KYOCERA WIRELESS (INDIA) PVT. LTD.
KYOCERA TELECOMMUNICATIONS RESEARCH CORP.
KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD.
Information Equipment Group
KYOCERA MITA AMERICA, INC.
KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.
KYOCERA MITA EUROPE B.V.
KYOCERA (TIANJIN) SALES & TRADING CORP.
Optical Equipment Group
KYOCERA YASHICA DO BRASIL INDUSTRIA E COMERCIO LTDA.
UNIVERSAL OPTICAL INDUSTRIES, LTD.
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.
Others
<Real Estate Renting>
PIAZZA INVESTMENT CO., LTD.
SHANGHAI KYOCERA REALTY DEVELOPMENT CO., LTD.

Management Policies

1. Basic Policy

Kyocera Corporation and its consolidated subsidiaries (collectively, “Kyocera Group”, the “Group” or “Kyocera”) aim to be “The Company” respected by society from the perspective of corporate ethics, while maintaining continuous sales growth and high profitability. To realize this management vision, Kyocera’s management policy is “to be a creative company that continues to grow” and “going back to the origin of the ‘Amoeba Management’ system.” Under such policy, Kyocera seeks to raise corporate value through improvement in business performance by putting emphasis on the efficient use of management resources and continuously enhancing consolidated management. In addition, the Kyocera Philosophy, which establishes “doing what is right as a human being” as the principle criterion for all business decisions, is shared and put into practice by all employees.

2. Medium Term Management Strategy

Kyocera promotes “high-value-added diversification” as its management strategy to realize such management policy. This involves ensuring that each business is highly profitable and pursuing synergies within Kyocera with the objective of driving sustainable growth even in an ever-changing business environment.

Specifically, Kyocera aims to: (1) exploit competitive advantages; (2) strengthen existing businesses; and (3) create new businesses.

1) Exploit competitive advantages

The “Kyocera Philosophy,” which places people’s hearts at its core, the “Amoeba Management” system, which is unique to Kyocera and has been a driving force for growth since Kyocera Corporation’s earliest days, and a strong financial structure, are sources of competitive advantage for Kyocera over other companies in implementing its diversification strategy. With these foundations firmly in place, Kyocera endeavors to strengthen competitiveness in technological development, sales and marketing in the high-growth-potential markets for telecommunications and information processing and for environmental protection, and to translate its diversification strategy into improved business performance.

2) Strengthen existing businesses

Kyocera strives to continuously improve profitability in all existing business within Kyocera Group. Elsewhere, by strengthening ties and maximizing synergies between headquarters and Kyocera Group companies, Kyocera seeks to improve profitability in each business segment on a consolidated basis. In promoting a global strategy in each business, Kyocera has created development, manufacturing and sales systems in optimal locations, while the integration of Group-wide resources helps boost the competitiveness of existing businesses. Kyocera regularly reviews those businesses that have lost market competitiveness and that show little promise of expansion going forward.

3) Create new businesses

Kyocera endeavors to create businesses that will become its core going forward in order to improve consolidated performance over the medium term. To achieve this goal, Kyocera integrates Group-wide management resources to develop new technologies and products and create new markets. The focus of Kyocera’s business creation strategy lies in the markets for telecommunications and information processing and for environmental protection.

3. Challenges

Kyocera aims to maintain ongoing sales expansion and high profitability in its components and equipment businesses in order to be “a creative company that continues to grow.” In this regard, Kyocera has implemented several initiatives outlined below to quickly achieve its target of a pre-tax profit ratio of 15% or higher.

1) Reinforce the “Amoeba Management” system Kyocera is strengthening its “Amoeba Management” system, which is unique management resource of Kyocera and remains a source of competitive advantage over other companies. It has been a major driving force for growth since its foundation. Kyocera plans to reinforce this system to revitalize operations across development, manufacturing, sales and back office divisions. The aim is to boost ability to achieve targets.

2) Boost profitability in the equipment business

Kyocera has been conducting fundamental structural reforms in the Telecommunications Equipment Group over the past two years as a means of raising profitability. The positive effects of the reform have been reflected in steadily improving business performance in the first half of the year ending March 2007. In the second half of the year ending March 2007 and onward, Kyocera will strive to expand profits by maximizing group-wide synergies to promote business development.

Kyocera also seeks to further improve business performance in the Information Equipment Group. To achieve this, it will expand sales of multifunctional products and printers that are distinctive from the competition through effective utilization of component and device technology within Kyocera. Kyocera will also continue to release new high-value-added products such as color and network-compatible models.

Through the continuous implementation of the aforementioned initiatives, Kyocera pursues further corporate growth.

4. Basic Profit Distribution Policy

Kyocera believes that enhancing its performance into the future will lead to greater corporate value and to meeting shareholders’ expectations. In considering profit distribution, Kyocera aims to establish a strong link between dividend amounts and its performance. In particular, Kyocera will determine dividend amounts based on an overall assessment that will take into consideration capital expenditures necessary for the further development of Kyocera from a medium to long-term perspective, while also aiming for a payout ratio of approximately 20 to 25% on a consolidated basis.

In order to drive ongoing corporate growth, Kyocera will aggressively strive to cultivate new businesses and markets, to develop new technologies and to acquire external management resources, when necessary, to strengthen existing businesses. For such purpose, Kyocera will maintain a sound and stable financial position and increase internal reserves to enable timely investments.

5. Parent Company

Kyocera does not have a parent company.

Business Results and Financial Condition

1. Business Results for the Six Months Ended September 30, 2006

(1) Economic Business Environment

The Japanese economy expanded steadily in the six months ended September 30, 2006 (the first half) on the back of growth in private-sector demand, spurred primarily by increasing private capital investment and personal spending supported by rising corporate earnings. The Chinese economy remained buoyant due to persistent expansion in capital investment activities. Similar to the Japanese economy, the U.S. economy continued to grow amid rising corporate earnings and personal spending. The European economy grew steadily due to increasing exports.

In the electronics industry, which is the principal market for Kyocera, a year-on-year increase in production of mobile phone handsets and digital TVs led to a considerable increase in demand for electronic components for these products.

(2) Consolidated Financial Results

Kyocera achieved an increase in sales and profits in the first half compared with the six months ended September 30, 2005 (the previous first half) in both the components and equipment businesses thanks to active efforts to launch new products in the favorable market environment and to improved productivity. Consolidated net sales for the first half amounted to ¥615,390 million, a 13.5% increase compared with the previous first half. Profit from operations increased by 87.0% to ¥63,128 million and income from continuing operations before income taxes and minority interest increased by 63.3% to ¥72,385 million. Net income increased by 120.9% to ¥53,493 million as tax refunds in the amount of ¥4,356 million accompanying the voidance of a portion of the correction disposition related to transfer pricing adjustment (see (3) Implemented management measures and significant decision 4) below for details).

	(Yen in millions, except per share amounts and exchange rates)
	Six months ended September 30,				Increase (Decrease) (%)
	2005		2006
	Amount	% to net sales	Amount	% to net sales
Net sales	542,238	100.0	615,390	100.0	13.5
Profit from operations	33,764	6.2	63,128	10.3	87.0
Income from continuing operations before income taxes	44,329	8.2	72,385	11.8	63.3
Net income	24,214	4.5	53,493	8.7	120.9
Diluted earnings per share	129.15	—	284.14	—	—
Average US$ exchange rate	109	—	115	—	—
Average Euro exchange rate	136	—	146	—	—

Note 1. Kyocera has sold its share in Kyocera Leasing Co., Ltd., a subsidiary engaged in financing, and as a result, business results and profit on sales for Kyocera Leasing for the first half have been recorded as income from discontinued operations in conformity with accounting principles generally accepted in the U.S. Figures for the first half have been retrospectively reclassified. As a result, reclassified consolidated net sales for the previous first half decreased by ¥3,020 million compared with the result previously announced, reclassified profit from operations decreased by ¥1,585 million and income from continuing operations before income taxes decreased by ¥1,806 million, respectively.

(3) Implemented management measures and significant decision

1) Effective April 1, 2006, Kyocera shifted to a new management system to speed up its decision making. The executive officer system undertaken by the officers with the titles of Chief Executive Officer, Chief Financial Officer and Chief Operating Officer was abandoned, and a new system was introduced in which the President, Representative Director and Executive Officer undertakes total responsibility for formulation and execution of the Group’s management strategies.

2) In July 2006, Kyocera Kinseki Corporation acquired Hertz Technology Inc. as a wholly-owned subsidiary in order to further enhance its crystal devices business. Through this acquisition, Kyocera will gain new technology for tuning-fork crystal units, demand for which is expected to grow for mobile phone handsets and mobile music players, in particular, and thus expand its business as a total crystal device manufacturer. A wide range of products will be developed in the crystal devices business going forward. Hertz Technology Inc. was renamed Kyocera Kinseki Hertz Corporation on October 1, 2006.

3) As part of its policy of business selection and concentration, Kyocera transferred its shares of Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services, to Diamond Lease Company Limited in August 2006. In line with this, ¥5,175 million was recorded as income from discontinued operations.

4) In the fiscal year ended March 31, 2005, Kyocera recorded ¥12,748 million as additional taxes accompanying the receipt of a tax assessment notice for transfer pricing adjustments from the Osaka Regional Taxation Bureau. On May 24, 2005, Kyocera filed a notice of opposition to such assessment with the Bureau. On September 25, 2006, Kyocera received an opposition decision letter from the Bureau that voided a portion of the original disposition. In accordance with this opposition decision, ¥4,356 million of tax refunds, including local taxes, is recognized as income tax benefits in the first half. Kyocera remains in disagreement with the decision concerning the portion of the original disposition that was not voided, and therefore on October 23, 2006, Kyocera submitted a written claim for examination with the Osaka Board of Tax Appeals. Concurrently, Kyocera is undertaking comprehensive deliberations that include consideration of a motion for mutual agreement procedures with the aim of avoiding double taxation within Kyocera.

(4) Consolidated Sales and Operating Profits by Reporting Segment

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) (%)
	2005		2006
	Amount	% to net sales (segment’s sales)	Amount	% to net sales (segment’s sales)
Fine Ceramic Parts Group	33,258	6.1	38,564	6.3	16.0
Semiconductor Parts Group	63,544	11.7	75,843	12.3	19.4
Applied Ceramic Products Group	55,752	10.3	64,132	10.4	15.0
Electronic Device Group	125,383	23.1	139,984	22.7	11.6

Total components business	277,937	51.2	318,523	51.7	14.6
Telecommunications Equipment Group	91,084	16.8	117,181	19.0	28.7
Information Equipment Group	118,433	21.8	124,619	20.3	5.2
Optical Equipment Group	8,256	1.5	5,890	1.0	(28.7)

Total equipment business	217,773	40.1	247,690	40.3	13.7
Others	56,049	10.3	60,850	9.9	8.6
Adjustments and eliminations	(9,521)	(1.6)	(11,673)	(1.9)	—

Net sales	542,238	100.0	615,390	100.0	13.5

Fine Ceramic Parts Group	4,805	14.4	7,373	19.1	53.4
Semiconductor Parts Group	7,251	11.4	11,887	15.7	63.9
Applied Ceramic Products Group	9,337	16.7	8,966	14.0	(4.0)
Electronic Device Group	11,171	8.9	21,573	15.4	93.1

Total components business	32,564	11.7	49,799	15.6	52.9
Telecommunications Equipment Group	(9,355)	—	(1,016)	—	—
Information Equipment Group	13,244	11.2	15,491	12.4	17.0
Optical Equipment Group	(4,049)	—	(899)	—	—

Total equipment business	(160)	—	13,576	5.5	—
Others	3,186	5.7	3,748	6.2	17.6

Operating profit	35,590	6.6	67,123	10.9	88.6

Corporate	8,882	—	5,152	—	(42.0)
Equity in earnings of affiliates and unconsolidated subsidiaries	(236)	—	259	—	—
Adjustments and eliminations	93	—	(149)	—	—

Income from continuing operations before income taxes	44,329	8.2	72,385	11.8	63.3

Notes:

2. Commencing in the first half, net sales of the Precision Machine Division of Kyocera Corporation, previously included within “Corporate,” has been reclassified into “Others.” Accordingly, previously reported net sales of these reporting segments for the previous first half have been retrospectively reclassified.

3. By the reasons in notes 1 and 2, net sales of “Others” in the previous first half decreased by ¥2,985 million and “Adjustments and Eliminations” increased by ¥(35) million, compared with those previously announced.

4. Commencing in the first half, operating profit of the Precision Machine Division of Kyocera Corporation, previously included within “Corporate,” have been reclassified into “Others.” Accordingly, previously reported operating profits of these reporting segments for the previous first half have been retrospectively reclassified.

5. By the reasons in notes 1 and 4, operating profit of “Others” in the previous first half decreased by ¥1,518 million and “Corporate” decreased by ¥288 million, compared with those previously announced.

Both sales and operating profit increased in the components business in the first half as compared with the previous first half due to growth in sales volume as components demand for digital consumer equipment expanded and to efforts to raise productivity. As a result, the operating profit ratio in the components business improved markedly from 11.7% in the previous first half to 15.6%.

The consolidated results by reporting segment in the components business are as follows.

1) Fine Ceramic Parts Group

Sales and operating profit in this reporting segment increased significantly compared with the previous first half. This was mainly because a recovery in the semiconductor industry led to a considerable increase in demand for ceramic parts for semiconductor fabrication equipment.

2) Semiconductor Parts Group

Sales and operating profit in this reporting segment increased compared with the previous first half due to active demand for ceramic packages used in digital consumer equipment such as mobile phone handsets.

3) Applied Ceramic Products Group

Sales in this reporting segment increased in the fiscal half compared with the previous fiscal half due to the favorable performance of the solar energy business, amid an expanding global market spurred by rising environmental awareness, and also to increased sales of cutting tools for the automotive industry.

Operating profit from cutting tools and medical materials increased in the first half as compared with the previous first half, while operating profit from solar energy business decreased due to costs for repair of defects in a portion of the products sold overseas up to the year ended March 31, 2004. Kyocera provides long-term warranties for such products, and accordingly set aside a reservation in the amount of ¥3.9 billion in the first half for warranty costs. As a result, operating profit from this reporting segment as a whole decreased as compared with the previous first half.

4) Electronic Device Group

Both sales and operating profit increased substantially in this reporting segment compared with the previous first half. Along with a particularly significant increase of sales at AVX Corporation, a U.S. subsidiary, compared with the previous first half, demand for capacitors, crystal-related components and connectors, etc., expanded due to strong production activity for digital consumer equipment.

Sales and operating profit in the equipment business increased compared with the previous first half due primarily to improved profitability in the Telecommunications Equipment Group and the Information Equipment Group resulting from higher sales, and to a reduction in loss in the Optical Equipment Group. The operating profit ratio in the equipment business stood at 5.5%, marking a significant improvement from the loss recorded in the previous first half.

The consolidated results by reporting segment in the equipment business are as follows

5) Telecommunications Equipment Group

Sales in this reporting segment increased compared with the previous first half due mainly to favorable sales of new models of mobile phone handsets in the domestic market. Operating profit also improved significantly compared with the previous first half, due to the positive effect of increased sales in the domestic mobile phone handset business and to decreased loss at Kyocera Wireless Corp., a U.S. subsidiary.

6) Information Equipment Group

Both sales and operating profit in this reporting segment increased compared with the previous first half due to sales growth of digital multifunctional products and printers overseas and to the positive effect of the yen’s depreciation against the Euro and the U.S. dollar.

7) Optical Equipment Group

Sales in this reporting segment decreased compared with the previous first half due mainly to the downsizing of the camera equipment business, while operating loss was reduced by effects of a decrease in expenses for structural reforms.

Sales in “Others” increased compared with the previous first half due to sales growth in the telecommunications engineering business at Kyocera Communication Systems Co., Ltd. Operating profit also increased due primarily to an increase in profits in the electronic device materials business at Kyocera Chemical Corporation.

(5) Consolidated Orders and Production by Reporting Segment

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) (%)
	2005		2006
	Amount	% to the total	Amount	% to the total
Fine Ceramic Parts Group	33,566	5.9	39,785	6.2	18.5
Semiconductor Parts Group	68,971	12.0	76,861	12.0	11.4
Applied Ceramic Products Group	58,241	10.1	66,757	10.4	14.6
Electronic Device Group	130,768	22.7	147,734	23.1	13.0

Total components business	291,546	50.7	331,137	51.7	13.6
Telecommunications Equipment Group	110,467	19.2	129,231	20.2	17.0
Information Equipment Group	118,275	20.5	124,136	19.4	5.0
Optical Equipment Group	7,962	1.4	5,958	0.9	(25.2)

Total equipment business	236,704	41.1	259,325	40.5	9.6
Others	57,622	10.0	61,745	9.6	7.2
Adjustments and eliminations	(10,487)	(1.8)	(12,025)	(1.8)	—

Orders	575,385	100.0	640,182	100.0	11.3

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) (%)
	2005		2006
	Amount	% to the total	Amount	% to the total
Fine Ceramic Parts Group	32,963	6.1	38,959	6.1	18.2
Semiconductor Parts Group	64,055	11.9	77,929	12.2	21.7
Applied Ceramic Products Group	55,164	10.3	65,436	10.2	18.6
Electronic Device Group	124,363	23.2	144,236	22.5	16.0

Total components business	276,545	51.5	326,560	51.0	18.1
Telecommunications Equipment Group	93,910	17.5	126,414	19.8	34.6
Information Equipment Group	116,617	21.8	137,311	21.5	17.7
Optical Equipment Group	7,616	1.4	5,923	0.9	(22.2)

Total equipment business	218,143	40.7	269,648	42.2	23.6
Others	41,778	7.8	43,724	6.8	4.7

Production	536,466	100.0	639,932	100.0	19.3

Notes:

6. Commencing in the first half, orders of the Precision Machine Division of Kyocera Corporation, previously included within “Corporate,” have been reclassified into “Others.” Accordingly, previously reported orders and production of these reporting segments in the previous first half have been retrospectively reclassified.

7. By the reasons in notes 1 and 6, order of “Others” in the previous first half decreased by ¥4,308 million and “Adjustments and Eliminations” increased by ¥(133) million, compared with those previously announced.

(6) Consolidated Sales by Geographic Area

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) (%)
	2005		2006
	Amount	% to net sales	Amount	% to net sales
Japan	217,171	40.0	236,735	38.5	9.0
USA	112,642	20.8	130,265	21.2	15.6
Asia	91,643	16.9	107,111	17.4	16.9
Europe	87,848	16.2	97,464	15.8	10.9
Others	32,934	6.1	43,815	7.1	33.0

Net sales	542,238	100.0	615,390	100.0	13.5

Note 8. By the reasons in note 1, consolidated sales in Japan in the previous first half decreased by ¥3,020 million compared with that previously announced.

1) Japan

Sales increased compared with the previous first half due to burgeoning demand for products in the Fine Ceramic Parts Group and the Semiconductor Parts Group.

2) United States of America

Sales of the Semiconductor Parts Group and the Electronic Device Group increased due to expanded demand for components for digital consumer products. Sales of the Information Equipment Group also increased.

3) Asia

Sales increased compared with the previous first half due to expanded component demand, particularly in the Electronic Device Group.

4) Europe

Increased demand for solar energy products and products in the Electronic Device Group, coupled with sales growth in the Information Equipment Group, resulted in an increase in sales compared with the previous first half.

5) Others

Sales increased due to sales growth in the Telecommunications Equipment Group and the Information Equipment Group.

2. Cash Flow

Cash and cash equivalent at September 30, 2006 decreased by ¥37,058 million to ¥263,751 million compared with at March 31, 2006.

	(Yen in millions)
	Six Months Ended September 30,
	2005	2006
Cash flow from operating activities	71,772	47,923
Cash flow from investing activities	(123,091)	(74,084)
Cash flow from financing activities	(9,657)	(13,079)
Effect of exchange rate changes on cash and cash equivalent	4,269	2,182
Net decrease in cash and cash equivalent	(56,707)	(37,058)
Cash and cash equivalent at beginning of period	310,592	300,809
Cash and cash equivalent at end of period	253,885	263,751

(1) Cash flow from operating activities

Net cash provided by operating activities for the first half decreased by ¥ 23,849 million to ¥ 47,923 million from the previous first half of ¥71,772 million. Although net income increased by ¥29,279 million, cash and cash equivalent in connection with receivables and inventories decreased compared with the previous first half.

(2) Cash flow from investing activities

Net cash used in investing activities in the first half decreased by ¥49,007 million to ¥74,084 million from the previous first half of ¥123,091 million. This was due to decreases in cash and cash equivalent used in payment for purchases of securities and property, plant, equipment and intangible assets, which exceeded decreases in cash and cash equivalent provided by sales and maturities of securities.

(3) Cash flow from financing activities

Net cash used in financing activities for the first half increased by ¥3,422 million to ¥13,079 million from the previous first half of ¥9,657 million. This was due to a decrease in proceeds from issuance of long-term debt and an increase in payments of long-term debt, which exceeded an increase in short-term debt.

3. Capital Expenditures and Depreciation

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) (%)
	2005		2006
	Amount	% to net sales	Amount	% to net sales
Capital expenditures	50,637	9.3	37,239	6.1	(26.5)
Depreciation	28,034	5.2	33,682	5.5	20.1

Note 9. By the reasons in note 1, capital expenditures in the previous first half decreased by ¥1,384 million and the depreciation decreased by ¥48 million, compared with those previously announced.

In the first half, Kyocera made capital expenditures particularly to increase production capacity in the Electronic Device Group. However, capital expenditures in the first half decreased compared with the previous first half, which included large-scale expenditures such as the establishment of new production bases in the organic package business and the solar energy business. Depreciation increased compared with the previous first half.

4. Non-Consolidated Financial Results

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) (%)
	2005		2006
	Amount	% to net sales	Amount	% to net sales
Net sales	220,901	100.0	259,738	100.0	17.6
Profit from operations	12,383	5.6	21,284	8.2	71.9
Recurring profit	26,903	12.2	32,844	12.6	22.1
Net income	31,865	14.4	33,655	13.0	5.6

5. Business Risk

Please see “Forward-Looking Statements” on page 19 for details of business risk.

Business Outlook

1. Consolidated Forecasts for the Year Ending March 31, 2007 (Announced on October 30, 2006)

Business performance in the first half was solid, especially in the components business, while Kyocera projects continuing favorable business environment in the second half. Accordingly, the following revisions have been made to forecasts for the year ending March 31, 2007 (fiscal 2007), which were announced on April 27, 2006.

	(Yen in millions, except per share amounts and exchange rates)
			Forecast for FY2007 announced on				Increase (Decrease) to the result for FY2006 (%)
	Result for FY2006		April 27, 2006		October 30, 2006
	Amount	% to net sales	Amount	% to net sales	Amount	% to net sales
Net sales	1,173,544	100.0	1,230,000	100.0	1,250,000	100.0	6.5
Profit from operations	99,695	8.5	123,000	10.0	133,000	10.6	33.4
Income from continuing operations before income taxes	117,237	10.0	138,000	11.2	148,000	11.8	26.2
Net income	69,696	5.9	83,000	6.7	96,000	7.7	37.7
Diluted earnings per share	371.43	—	440.83	—	509.92	—	—
Average US$ exchange rate	113	—	109	—	114	—	—
Average Euro exchange rate	138	—	140	—	145	—	—

Notes:

10. By the reasons in note 1, net sales of the year ended March 31, 2006 (fiscal 2006) decreased by ¥7,945 million, the operating profit decreased by ¥3,512 million and the income from continuing operations before income taxes decreased by ¥4,151 million, compared with those previously announced.

11. The forecast of diluted earnings per share announced previously was revised on July 27, 2006 based on the diluted average number of shares outstanding during the three months ended June 30, 2006.

12. Although Kyocera changed its previously announced forecast of average exchange rates for fiscal 2007 based on the actual exchange rates for the first quarter, it has not changed its forecast of sales and profits for fiscal 2007 released on July 27, 2006 because the impact of this change in the forecast of average exchange rates is not considered material.

< Consolidated Forecasts by Reporting Segments >

Consolidated forecasts by reporting segments are revised, accordingly, as follows.

	(Yen in millions)
			Forecast for FY2007 announced on				Increase (Decrease) to the result for FY2006 (%)
	Result for FY2006		April 27, 2006		October 30, 2006
	Amount	% to net sales	Amount	% to net sales	Amount	% to net sales
Fine Ceramic Parts Group	69,373	5.9	71,000	5.8	78,000	6.2	12.4
Semiconductor Parts Group	135,299	11.6	145,000	11.8	150,000	12.0	10.9
Applied Ceramic Products Group	117,555	10.0	122,000	9.9	129,000	10.3	9.7
Electronic Device Group	259,592	22.1	263,000	21.4	276,000	22.1	6.3

Total components business	581,819	49.6	601,000	48.9	633,000	50.6	8.8
Telecommunications Equipment Group	229,035	19.5	245,000	19.9	245,000	19.6	7.0
Information Equipment Group	249,381	21.2	260,000	21.1	260,000	20.8	4.3
Optical Equipment Group	14,947	1.3	11,000	0.9	11,000	0.9	(26.4)

Total equipment business	493,363	42.0	516,000	41.9	516,000	41.3	4.6
Others	117,409	10.0	133,000	10.8	125,000	10.0	6.5
Adjustments and eliminations	(19,047)	(1.6)	(20,000)	(1.6)	(24,000)	(1.9)	—

Net sales	1,173,544	100.0	1,230,000	100.0	1,250,000	100.0	6.5

Notes:

13. Commencing in the first half, net sales of the Precision Machine Division of Kyocera Corporation, previously included within “Corporate,” have been reclassified into “Others.” Accordingly, previously reported net sales of these reporting segments for fiscal 2006 have been retrospectively reclassified.

14. By the reasons in notes 1 and 13, net sales of “Others” in fiscal 2006 decreased by ¥7,565 million and “Adjustments and Eliminations” increased by ¥(380) million, compared with those previously announced.

	(Yen in millions)
			Forecast for FY2007 announced on				Increase (Decrease) to the result for FY2006 (%)
	Result for FY2006		April 27, 2006		October 30, 2006
	Amount	% to segment’s sales	Amount	% to segment’s sales	Amount	% to segment’s sales
Fine Ceramic Parts Group	11,014	15.9	11,500	16.2	14,500	18.6	31.7
Semiconductor Parts Group	17,742	13.1	21,000	14.5	23,500	15.7	32.5
Applied Ceramic Products Group	21,876	18.6	21,500	17.6	20,000	15.5	(8.6)
Electronic Device Group	27,170	10.5	28,500	10.8	42,000	15.2	54.6

Total components business	77,802	13.4	82,500	13.7	100,000	15.8	28.5
Telecommunications Equipment Group	(1,706)	—	9,000	3.7	4,000	1.6	—
Information Equipment Group	26,412	10.6	28,500	11.0	30,000	11.5	13.6
Optical Equipment Group	(5,774)	—	0	—	(1,000)	—	—

Total equipment business	18,932	3.8	37,500	7.3	33,000	6.4	74.3
Others	8,983	7.7	14,000	10.5	9,000	7.2	0.2

Operating profit	105,717	9.0	134,000	10.9	142,000	11.4	34.3

Corporate and others	11,520	—	4,000	—	6,000	—	(47.9)

Income from continuing operations before income taxes	117,237	10.0	138,000	11.2	148,000	11.8	26.2

Notes:

15. Commencing in the first half, operating profits of the Precision Machine Division of Kyocera Corporation, previously included within “Corporate,” have been reclassified into “Others.” Accordingly, previously reported operating profits of these reporting segments for fiscal 2006 have been retrospectively reclassified.

16. By the reasons in notes 1 and 15, operating profit of “Others” in fiscal 2006 decreased by ¥3,577 million compared with that previously announced.

The business environment in the second half remains uncertain on account of rising material prices, particularly crude oil and precious metals, coupled with concerns over a slowdown in the U.S. economy. Nonetheless, in the electronics industry, demand for components for digital consumer equipment is projected to remain high. In addition to the sale of next-generation game consoles and new digital consumer products for the Christmas selling season, the introduction of Mobile Number Portability in Japan in October this year is expected to be another positive factor.

To make the most of such business opportunities, Kyocera intends to improve performance in the components business by boosting market share through the introduction of new high-value-added products and by cultivating new markets. In the equipment business, Kyocera will improve profitability through the timely launch of new products to assure capture of business opportunities. Specifically, Kyocera aims to increase profitability by releasing highly sophisticated mobile phone handsets in the Telecommunications Equipment Group and by expanding sales of new high-value-added multifunctional products and printers including color models in the Information Equipment Group.

2. Non-Consolidated Forecasts for the Year Ending March 31, 2007 (Announced on October 30, 2006)

	(Yen in millions)
			Forecast for FY2007 announced on				Increase (Decrease) to the result for FY2006 (%)
	Result for FY2006		April 27, 2006		October 30, 2006
	Amount	% to net sales	Amount	% to net sales	Amount	% to net sales
Net sales	477,379	100.0	510,000	100.0	520,000	100.0	8.9
Profit from operations	39,937	8.4	44,000	8.6	45,000	8.7	12.7
Recurring profit	68,182	14.3	74,000	14.5	75,000	14.4	10.0
Net income	68,712	14.4	53,000	10.4	61,000	11.7	(11.2)

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, particularly including China; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; fluctuations in the value of securities and other assets held by us and changes in accounting principles; business performance of other companies with which we maintain business alliances; laws and regulations relating to the taxation, and to manufacturing and trade; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; and the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	September 30, 2006		March 31, 2006		September 30, 2005
	Amount	%	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥263,751		¥300,809		¥253,885
Short-term investments	128,747		87,942		94,526
Trade notes receivable	25,181		24,597		25,439
Trade accounts receivable	228,198		210,393		196,743
Short-term finance receivables	—		39,505		42,194
Less allowances for doubtful accounts and sales returns	(7,384)		(7,425)		(7,919)
Inventories	220,879		190,564		200,607
Deferred income taxes	45,609		40,411		38,985
Other current assets	46,151		33,872		29,136

Total current assets	951,132	48.7	920,668	47.7	873,596	46.9

Non-current assets :
Investments in and advances to affiliates and unconsolidated subsidiaries	7,499		7,355		12,037
Securities and other investments	622,344		553,377		539,423

Total investments and advances	629,843	32.3	560,732	29.0	551,460	29.6
Long-term finance receivables	—	—	80,970	4.2	74,247	4.0

Property, plant and equipment, at cost :
Land	56,969		58,286		58,553
Buildings	253,643		249,506		241,692
Machinery and equipment	717,718		697,383		680,879
Construction in progress	11,817		13,473		13,679
Less accumulated depreciation	(752,878)		(733,302)		(713,078)

	287,269	14.7	285,346	14.8	281,725	15.1

Goodwill	31,615	1.6	31,351	1.6	30,727	1.7
Intangible assets	29,516	1.5	31,227	1.6	30,124	1.6
Other assets	22,327	1.2	21,228	1.1	21,049	1.1

Total non-current assets	1,000,570	51.3	1,010,854	52.3	989,332	53.1

Total assets	¥1,951,702	100.0	¥1,931,522	100.0	¥1,862,928	100.0

	Yen in millions
	September 30, 2006		March 31, 2006		September 30, 2005
	Amount	%	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥12,929		¥90,865		¥67,422
Current portion of long-term debt	6,643		16,347		53,123
Trade notes and accounts payable	111,059		103,503		90,713
Other notes and accounts payable	52,365		51,997		50,208
Accrued payroll and bonus	39,417		37,998		36,769
Accrued income taxes	31,343		27,658		25,137
Other accrued liabilities	36,230		31,414		31,143
Other current liabilities	24,217		18,841		17,595

Total current liabilities	314,203	16.1	378,623	19.6	372,110	20.0

Non-current liabilities :
Long-term debt	9,243		33,360		25,920
Accrued pension and severance liabilities	23,541		27,092		27,397
Deferred income taxes	149,097		125,686		123,151
Other non-current liabilities	12,992		12,742		11,595

Total non-current liabilities	194,873	10.0	198,880	10.3	188,063	10.1

Total liabilities	509,076	26.1	577,503	29.9	560,173	30.1

Minority interests in subsidiaries	69,059	3.5	64,942	3.4	61,060	3.3

Stockholders’ equity :
Common stock	115,703		115,703		115,703
Additional paid-in capital	162,080		161,994		162,060
Retained earnings	1,011,682		967,576		931,468
Accumulated other comprehensive income	111,211		72,947		63,890
Treasury stock, at cost	(27,109)		(29,143)		(31,426)

Total stockholders’ equity	1,373,567	70.4	1,289,077	66.7	1,241,695	66.6

Total liabilities, minority interests and stockholders’ equity	¥1,951,702	100.0	¥1,931,522	100.0	¥1,862,928	100.0

Note: Accumulated other comprehensive income is as follows:

	Yen in millions
	September 30, 2006	March 31, 2006	September 30, 2005
Net unrealized gains on securities	¥114,808	¥82,649	¥84,536
Net unrealized losses on derivative financial instruments	¥(58)	¥(75)	¥(13)
Minimum pension liability adjustments	¥(2,057)	¥(2,057)	¥(1,629)
Foreign currency translation adjustments	¥(1,482)	¥(7,570)	¥(19,004)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions, except per share amounts
	Six months ended September 30,				Increase (Dearease) %	Year ended March 31, 2006
	2006		2005
	Amount	%	Amount	%		Amount	%
Net sales	¥615,390	100.0	¥542,238	100.0	13.5	¥1,173,544	100.0
Cost of sales	429,681	69.8	390,902	72.1	9.9	835,042	71.2

Gross profit	185,709	30.2	151,336	27.9	22.7	338,502	28.8
Selling, general and administrative expenses	122,581	19.9	117,572	21.7	4.3	238,807	20.3

Profit from operations	63,128	10.3	33,764	6.2	87.0	99,695	8.5
Other income or expenses :
Interest and dividend income	6,790	1.1	3,896	0.7	74.3	8,990	0.8
Interest expense	(782)	(0.1)	(633)	(0.1)	—	(1,301)	(0.1)
Foreign currency transaction gains (losses), net	273	0.1	(91)	(0.0)	—	(316)	(0.0)
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	259	0.0	(236)	(0.0)	—	(1,216)	(0.1)
Gains on sale of securities, net of losses	3,252	0.5	478	0.1	580.3	1,472	0.1
Gains on exchange for the shares	24	0.0	13	0.0	84.6	5,294	0.4
Gain on sale of investment in an affiliate	—	—	6,931	1.3	—	6,931	0.6
Loss on impairment of investment in an affiliate	—	—	—	—	—	(3,492)	(0.3)
Other, net	(559)	(0.1)	207	0.0	—	1,180	0.1

Total other income	9,257	1.5	10,565	2.0	(12.4)	17,542	1.5

Income from continuing operations before income taxes and minority interests	72,385	11.8	44,329	8.2	63.3	117,237	10.0
Income taxes	20,954	3.4	19,924	3.7	5.2	46,760	4.0

Income from continuing operations before minority interests	51,431	8.4	24,405	4.5	110.7	70,477	6.0
Minority interests	(3,113)	(0.5)	(1,472)	(0.3)	—	(4,389)	(0.4)

Income from continuing operations	48,318	7.9	22,933	4.2	110.7	66,088	5.6
Income from discontinued operations	5,175	0.8	1,281	0.3	304.0	3,608	0.3

Net income	¥53,493	8.7	¥24,214	4.5	120.9	¥69,696	5.9

Earnings per share:
Income from continuing operations
Basic	¥257.10		¥122.32			¥352.44
Diluted	¥256.65		¥122.31			¥352.21
Income from discontinued operations
Basic	¥27.54		¥6.84			¥19.24
Diluted	¥27.49		¥6.84			¥19.22
Net income
Basic	¥284.64		¥129.16			¥371.68
Diluted	¥284.14		¥129.15			¥371.43
Weighted average number of shares of common stock outstanding (shares in thousands):
Basic	187,932		187,478			187,514
Diluted	188,266		187,497			187,640

Notes:

1.	Kyocera applies the Statement of Financial Accounting Standards Board (SFAS) No.130, “Reporting Comprehensive Income” Based on this standard, comprehensive income for the six months ended September 30, 2006 and 2005 were an increase of ¥91,757 million and an increase of ¥76,265 million, respectively.
2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were converted into common stock, exercised or resulted in the issuance of common stock.
3.	Against the Correction Disposition with regard to transfer pricing taxation, which was rendered by the Osaka Regional Taxation Bureau in March 2005, Kyocera filed the Request for Reinvestigation in May 2005. Kyocera then received the Decision on the Request for Reinvestigation in September 2006. Based on the Decision, ¥(4,356) million is included in income taxes shown above, as refunds for the previous years.
4.	In accordance with the SFAS No.144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” the consolidated financial statements for the six months ended September 30, 2005 and for the year ended March 31, 2006 have been retrospectively reclassified as for the discontinued operations.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	( Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Comprehensive income
Balance, March 31, 2005 (187,481)	¥115,703	¥162,061	¥916,628	¥11,839	¥(31,380)
Net income for the year			69,696			¥69,696
Other comprehensive income				61,108		61,108

Total comprehensive income for the year						¥130,804

Cash dividends			(18,748)
Purchase of treasury stock (20)					(170)
Reissuance of treasury stock (294)		(67)			2,407

Balance, March 31, 2006 (187,755)	115,703	161,994	967,576	72,947	(29,143)
Net income for the period			53,493			¥53,493
Other comprehensive income				38,264		38,264

Total comprehensive income for the period						¥91,757

Cash dividends			(9,387)
Purchase of treasury stock (11)					(104)
Reissuance of treasury stock (261)		(23)			2,138
Stock option plan of a subsidiary		109

Balance, September 30, 2006 (188,005)	¥115,703	¥162,080	¥1,011,682	¥111,211	¥(27,109)

	(Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Comprehensive income
Balance, March 31, 2005 (187,481)	¥115,703	¥162,061	¥916,628	¥11,839	¥(31,380)

Net income for the period			24,214			¥24,214
Other comprehensive income				52,051		52,051

Total comprehensive income for the period						¥76,265

Cash dividends			(9,374)
Purchase of treasury stock (10)					(77)
Reissuance of treasury stock (4)		(1)			31

Balance, September 30, 2005 (187,475)	¥115,703	¥162,060	¥931,468	¥63,890	¥(31,426)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	Six months ended September 30,		Year ended March 31, 2006
	2006	2005
Cash flows from operating activities :
Net income	¥53,493	¥24,214	¥69,696
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	38,836	31,763	73,186
Write-down of inventories	3,829	4,303	8,446
Minority interests	3,113	1,472	4,389
Gains on sales of securities, net of losses	(3,252)	(478)	(1,652)
Gain on sale of investment in an affiliate	—	(6,931)	(6,931)
Loss on impairment of investment in an affiliate	—	—	3,492
Gain on sale of investment in a subsidiary	(8,228)	—	—
Gains on exchange for the shares	(24)	(13)	(5,294)
(Increase) decrease in receivables	(31,595)	7,771	(9,237)
(Increase) decrease in inventories	(31,174)	10,417	21,263
Increase in notes and accounts payable	18,915	5,317	14,390
Other, net	4,010	(6,063)	(671)

Net cash provided by operating activities	47,923	71,772	171,077

Cash flows from investing activities :
Payments for purchases of securities	(31,521)	(76,743)	(109,289)
Payments for purchases of investments and advances	(87)	(127)	(224)
Sales and maturities of securities	30,712	38,539	52,430
Proceeds from sale of investment in an affiliate	—	24,133	24,133
Proceeds from sale of investment in a subsidiary	24,553	—	—
Payments for purchases of property, plant and equipment, and intangible assets	(35,509)	(49,655)	(102,025)
Proceeds from sales of property, plant and equipment, and intangible assets	785	1,933	3,350
Acquisition of business, net of cash acquired	(756)	—	3
Acquisitions of minority interests	(8)	(3,575)	(3,575)
Deposit of negotiable certificate of deposits and time deposits	(147,457)	(77,056)	(132,286)
Withdrawal of negotiable certificate of deposits and time deposits	85,081	18,121	100,923
Other, net	123	1,339	1,093

Net cash used in investing activities	(74,084)	(123,091)	(165,467)

Cash flows from financing activities :
Increase in short-term debt	7,316	367	23,363
Proceeds from issuance of long-term debt	1,928	4,783	19,876
Payments of long-term debt	(10,713)	(3,756)	(48,458)
Dividends paid	(10,385)	(10,447)	(20,473)
Net sales (purchases) of treasury stock	2,011	(47)	2,169
Other, net	(3,236)	(557)	234

Net cash used in financing activities	(13,079)	(9,657)	(23,289)

Effect of exchange rate changes on cash and cash equivalents	2,182	4,269	7,896

Net decrease in cash and cash equivalents	(37,058)	(56,707)	(9,783)
Cash and cash equivalents at beginning of period	300,809	310,592	310,592

Cash and cash equivalents at end of period	¥263,751	¥253,885	¥300,809

SUPPLEMENTAL CASH FLOW INFORMATION

	Yen in millions
	Six months ended September 30,		Year ended March 31, 2006
	2006	2005
Cash paid during the period for :
Interest	¥979	¥917	¥1,933
Income taxes	30,045	31,586	53,037

Acquisition of business :
Fair value of assets acquired	¥1,151	—	¥65
Fair value of liabilities assumed	(333)	—	(45)
Minority interests	—	—	(8)
Cash acquired	(62)	—	(15)

	¥756	—	¥(3)

SEGMENT INFORMATION

1. Reporting segments :

	Yen in millions
	Six months ended September 30,		Increase (Decrease)	Year ended March 31,
	2006	2005		2006
	Amount	Amount	%	Amount
Net sales :
Fine Ceramic Parts Group	¥38,564	¥33,258	16.0	¥69,373
Semiconductor Parts Group	75,843	63,544	19.4	135,299
Applied Ceramic Products Group	64,132	55,752	15.0	117,555
Electronic Device Group	139,984	125,383	11.6	259,592
Telecommunications Equipment Group	117,181	91,084	28.7	229,035
Information Equipment Group	124,619	118,433	5.2	249,381
Optical Equipment Group	5,890	8,256	(28.7)	14,947
Others	60,850	56,049	8.6	117,409
Adjustments and eliminations	(11,673)	(9,521)	—	(19,047)

	¥615,390	¥542,238	13.5	¥1,173,544

Operating profit :
Fine Ceramic Parts Group	¥7,373	¥4,805	53.4	¥11,014
Semiconductor Parts Group	11,887	7,251	63.9	17,742
Applied Ceramic Products Group	8,966	9,337	(4.0)	21,876
Electronic Device Group	21,573	11,171	93.1	27,170
Telecommunications Equipment Group	(1,016)	(9,355)	—	(1,706)
Information Equipment Group	15,491	13,244	17.0	26,412
Optical Equipment Group	(899)	(4,049)	—	(5,774)
Others	3,748	3,186	17.6	8,983

	67,123	35,590	88.6	105,717
Corporate	5,152	8,882	(42.0)	12,785
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	259	(236)	—	(1,216)
Adjustments and eliminations	(149)	93	—	(49)

Income from continuing operations before income taxes	¥72,385	¥44,329	63.3	¥117,237

Depreciation and amortization :
Fine Ceramic Parts Group	¥1,943	¥1,937	0.3	¥4,126
Semiconductor Parts Group	5,853	4,349	34.6	10,623
Applied Ceramic Products Group	3,791	2,830	34.0	7,167
Electronic Device Group	9,598	10,144	(5.4)	21,202
Telecommunications Equipment Group	3,201	3,049	5.0	8,692
Information Equipment Group	8,239	5,245	57.1	12,641
Optical Equipment Group	343	944	(63.7)	1,635
Others	4,241	1,856	128.5	3,989
Corporate	1,507	1,353	11.4	2,996

Total	¥38,716	¥31,707	22.1	¥73,071

Capital expenditures :
Fine Ceramic Parts Group	¥2,900	¥2,442	18.8	¥4,182
Semiconductor Parts Group	5,721	15,484	(63.1)	24,136
Applied Ceramic Products Group	2,510	9,698	(74.1)	14,545
Electronic Device Group	10,893	8,884	22.6	21,562
Telecommunications Equipment Group	1,745	1,015	71.9	2,639
Information Equipment Group	8,061	6,633	21.5	12,389
Optical Equipment Group	134	111	20.7	199
Others	4,195	4,375	(4.1)	5,654
Corporate	1,080	1,995	(45.9)	3,554

Total	¥37,239	¥50,637	(26.5)	¥88,860

2. Geographic segments (Sales and Operating profits by geographic area) :

	Yen in millions
	Six months ended September 30,		Increase (Decrease) %	Year ended March 31, 2006
	2006	2005
	Amount	Amount		Amount
Net sales:
Japan	¥250,962	¥231,633	8.3	¥497,758
Intra-group sales and transfer between geographic areas	199,385	153,233	30.1	327,786

	450,347	384,866	17.0	825,544

United States of America	155,355	127,527	21.8	288,746
Intra-group sales and transfer between geographic areas	17,783	11,007	61.6	26,246

	173,138	138,534	25.0	314,992

Asia	95,265	81,144	17.4	171,015
Intra-group sales and transfer between geographic areas	78,505	55,529	41.4	125,586

	173,770	136,673	27.1	296,601

Europe	101,494	89,666	13.2	189,750
Intra-group sales and transfer between geographic areas	19,784	16,593	19.2	33,764

	121,278	106,259	14.1	223,514

Others	12,314	12,268	0.4	26,275
Intra-group sales and transfer between geographic areas	5,534	3,783	46.3	8,274

	17,848	16,051	11.2	34,549

Adjustments and eliminations	(320,991)	(240,145)	—	(521,656)

Net sales	¥615,390	¥542,238	13.5	¥1,173,544

Operating Profits :
Japan	¥49,773	¥28,805	72.8	¥79,278
United States of America	9,947	(3,054)	—	3,317
Asia	11,068	5,864	88.7	14,880
Europe	3,825	533	617.6	4,748
Others	852	69	1,134.8	757

	75,465	32,217	134.2	102,980
Adjustments and eliminations	(8,491)	3,466	—	2,688

	66,974	35,683	87.7	105,668
Corporate	5,152	8,882	(42.0)	12,785
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	259	(236)	—	(1,216)

Income from continuing operations before income taxes	¥72,385	¥44,329	63.3	¥117,237

3. Geographic segments (Sales by region) :

	Yen in millions
	Six months ended September 30,				Increase (Decrease)		Year ended March 31, 2006
	2006		2005
	Amount	%	Amount	%	Amount	%	Amount	%
Japan	¥236,735	38.5	¥217,171	40.0	¥19,564	9.0	¥467,035	39.8
United States of America	130,265	21.2	112,642	20.8	17,623	15.6	253,696	21.6
Asia	107,111	17.4	91,643	16.9	15,468	16.9	198,731	16.9
Europe	97,464	15.8	87,848	16.2	9,616	10.9	184,351	15.7
Others	43,815	7.1	32,934	6.1	10,881	33.0	69,731	6.0

Net sales	¥615,390	100.0	¥542,238	100.0	¥73,152	13.5	¥1,173,544	100.0

Sales outside Japan	¥378,655		¥325,067		¥53,588	16.5	¥706,509
Sales outside Japan to net sales	61.5%		60.0%				60.2%

INVESTMENTS IN DEBT AND EQUITY SECURITIES

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. Investments in debt and equity securities as of September 30, 2006, March 31, 2006 and September 30, 2005, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows :

	Yen in millions
	September 30, 2006				March 31, 2006
	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities :
Corporate debt securities	¥3,008	¥3,143	¥150	¥15	¥3,745	¥3,908	¥184	¥21
Other debt securities	137,668	137,960	316	24	133,758	132,660	29	1,127
Equity securities	272,054	466,156	194,335	233	274,985	415,950	141,059	94

Total available-for-sale securities	412,730	607,259	194,801	272	412,488	552,518	141,272	1,242

Held-to-maturity securities :
Other debt securities	27,726	27,574	—	152	34,398	34,015	—	383

Total held-to-maturity securities	27,726	27,574	—	152	34,398	34,015	—	383

Total investments in debt and equity securities	¥440,456	¥634,833	¥194,801	¥424	¥446,886	¥586,533	¥141,272	¥1,625

	September 30, 2005
	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities :
Corporate debt securities	¥2,724	¥2,769	¥55	¥10
Other debt securities	101,653	101,490	87	250
Equity securities	272,147	414,354	142,264	57

Total available-for-sale securities	376,524	518,613	142,406	317

Held-to-maturity securities :
Other debt securities	33,224	32,834	—	390

Total held-to-maturity securities	33,224	32,834	—	390

Total investments in debt and equity securities	¥409,748	¥551,447	¥142,406	¥707

Note:	Cost represents amortized cost for debt securities and acquisition cost for equity securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1.	Scope of consolidation and application of the equity method :

Major consolidated subsidiaries :

AVX CORPORATION

KYOCERA WIRELESS CORPORATION

KYOCERA MITA CORPORATION

KYOCERA ELCO CORPORATION

Major affiliates accounted for by the equity method :

WILLCOM, INC.

2.	Changes in scope of consolidation and application of the equity method :

Consolidation (Increase)	6	HERTZ TECHNOLOGY INC. and others
(Decrease)	6	KYOCERA LEASING CO., LTD. and others
Equity method
(Increase)	None
(Decrease)	None

3.	Summary of significant accounting policies

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(1)	Valuation of inventories

Finished goods and work in process are mainly stated at the lower or cost of market, the cost being determined by the average method. All other inventories are mainly stated at the lower or cost of market, the cost being determined by the first-in, first-out method.

(2)	Valuation of securities

Kyocera adopts Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Held-to-maturity securities are recorded at amortized cost.

Available-for-sales securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in other comprehensive income, net of tax.

(3)	Depreciation method of Property, Plant and Equipment

Depreciation is computed at rates based on the estimated useful lives of assets mainly using the declining balance method.

(4)	Goodwill and other intangible assets

Kyocera adopts Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually.

Intangible assets with definite useful lives are amortized over their respective estimate useful lives.

(5)	Accounting for allowance and accruals

Allowance for doubtful accounts :

Kyocera provides the allowance for doubtful accounts based on the past actual ratio of losses on bad debt in addition to the estimation of uncollectible amount based on the analysis of certain individual receivables.

Accrued pension and severance cost :

Kyocera adopts Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions”, pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. If the accumulated benefit obligation (i.e., obligations deducting an effect of future compensation levels from projected benefit obligations) exceeds the fair value of plan assets, a minimum pension liability equal to this difference is reflected in the consolidated balance sheets by recognizing an additional minimum pension liability. Unrecognized prior service cost is amortized by the straight-line method over the average remaining service period of employees. Unrecognized actuarial loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

Non-Consolidated Results of Kyocera Corporation (parent company)

for the Six Months Ended September 30, 2006

The interim non-consolidated financial statements are in conformity with accounting principles generally accepted in Japan.

Date	of the board of directors’ meeting for the interim results : October 30, 2006
Payment	date of interim dividends : December 5, 2006

1. Results for the six months ended September 30, 2006 :

(1) Results of operations :

	Japanese yen
	Six months ended September 30,		Year ended March 31, 2006
	2006	2005
Net sales	¥259,738 million	¥220,901 million	¥477,379 million
% change from the previous period	17.6%	(11.8)%
Profit from operations	21,284 million	12,383 million	39,937 million
% change from the previous period	71.9%	(41.9)%
Recurring profit	32,844 million	26,903 million	68,182 million
% change from the previous period	22.1%	(23.0)%
Net income	33,655 million	31,865 million	68,712 million
% change from the previous period	5.6%	55.3%

Earnings per share	¥179.08	¥169.97	¥366.07

Notes :

1. Average number of common stock outstanding during the period :

Six months ended September 30, 2006	187,932,385 shares
Six months ended September 30, 2005	187,478,104 shares
Year ended March 31, 2006	187,513,918 shares

2. Change in accounting policies : None

(2) Financial position :

	Japanese yen
	September 30,		March 31, 2006
	2006	2005
Total assets	¥1,471,385 million	¥1,343,060 million	¥1,389,396 million
Net assets	1,191,940 million	1,100,768 million	1,132,261 million

Net assets to total assets	81.0%	82.0%	81.5%

Net assets per share	¥6,339.95	¥5,871.53	¥6,030.17
Notes : Total number of shares outstanding as of:

September 30, 2006	188,004,780 shares
September 30, 2005	187,475,323 shares
March 31, 2006	187,754,750 shares

Total number of treasury stock as of :

September 30, 2006	3,304,510 shares
September 30, 2005	3,833,967 shares
March 31, 2006	3,554,540 shares

2. Forecast for the year ending March 31, 2007 :

Japanese yen
Year ending March 31, 2007
Net sales	¥520,000 million
Recurring profit	75,000 million
Net income	61,000 million

Earnings per share	¥324.46

3. Dividends:

Cash dividends per share

	Japanese yen
	Interim dividends	Year-end dividends	Total
Year ended March 31, 2006	50.00	50.00	100.00

Year ended March 31, 2007 (result)	50.00	—	100.00
Year ended March 31, 2007 (forecast)	—	50.00

Note : With regard to forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 19.

BALANCE SHEETS

	Yen in millions
	September 30, 2006		March 31, 2006		September 30, 2005
	Amount	%	Amount	%	Amount	%
Current assets :
Cash and bank deposits	¥119,336		¥136,870		¥142,633
Trade notes receivable	46,376		43,325		39,963
Trade accounts receivable	96,306		90,073		84,134
Marketable securities	37,997		19,331		208
Finished goods and merchandise	17,818		17,588		17,450
Raw materials	16,546		14,152		18,353
Work in process	20,416		17,104		18,710
Supplies	745		751		553
Deferred income taxes	16,590		15,375		15,144
Short-term loans to subsidiaries	14,372		1,316		2,191
Other accounts receivable	8,048		9,012		7,302
Other current assets	6,904		3,401		1,913
Allowances for doubtful accounts	(164)		(142)		(133)

Total current assets	401,290	27.3	368,156	26.5	348,421	25.9

Non-current assets :
Tangible fixed assets :
Buildings	35,770		36,978		36,411
Structures	2,197		2,268		2,165
Machinery and equipment	47,358		44,113		40,804
Vehicles	26		25		30
Tools, furniture and fixtures	7,679		7,477		7,578
Land	33,381		33,323		33,323
Construction in progress	947		4,533		5,783

Total tangible fixed assets	127,358	8.6	128,717	9.3	126,094	9.4

Intangible assets :
Patent rights and others	13,365		14,298		11,234

Total intangible assets	13,365	0.9	14,298	1.0	11,234	0.8

Investments and other assets :
Investments in securities	577,884		536,019		519,536
Investments in subsidiaries and affiliates	262,627		278,817		278,675
Investments in subsidiaries and affiliates other than equity securities	27,054		27,033		27,033
Long-term loans	22,659		30,428		31,581
Long-term prepaid expenses	3,051		3,785		4,296
Long-term deposits	34,000		—		—
Security deposits	1,880		1,918		1,922
Other investments	571		592		569
Allowances for doubtful accounts	(354)		(367)		(351)
Allowances for impairment loss on investments	—		—		(5,950)

Total investments and other assets	929,372	63.2	878,225	63.2	857,311	63.9

Total non-current assets	1,070,095	72.7	1,021,240	73.5	994,639	74.1

Total assets	¥1,471,385	100.0	¥1,389,396	100.0	¥1,343,060	100.0

	Yen in millions
	September 30, 2006		March 31, 2006		September 30, 2005
	Amount	%	Amount	%	Amount	%
Current liabilities :
Trade accounts payable	¥56,667		¥49,570		¥45,926
Other payables	20,763		29,659		25,250
Accrued expenses	8,014		7,610		5,799
Income taxes payables	13,052		14,200		10,700
Deposits received	2,738		2,315		2,519
Accrued bonuses	10,447		10,109		9,849
Accrued bonuses for directors	34		—		—
Warranty reserves	4,596		521		332
Allowances for sales returns	143		163		208
Other current liabilities	1,066		713		669

Total current liabilities	117,520	8.0	114,860	8.3	101,252	7.5

Non-current liabilities :
Long-term accounts payable	3,425		5,309		5,026
Deferred income taxes	142,667		118,557		115,828
Accrued pension and severance costs	14,585		17,236		19,046
Retirement allowances for directors and executive officers	968		889		820
Other non-current liabilities	280		284		320

Total non-current liabilities	161,925	11.0	142,275	10.2	141,040	10.5

Total liabilities	279,445	19.0	257,135	18.5	242,292	18.0

Stockholders’ equity
Common stock	—	—	115,703	8.3	115,703	8.6
Capital surplus:
Additional paid-in capital	—		192,555		192,555
Total capital surplus	—	—	192,555	13.9	192,555	14.3

Retained earnings:
Legal reserves	—		17,207		17,207
General reserve	—		558,721		558,721
Unappropriated retained earnings	—		69,245		41,838

Total retained earnings	—	—	645,173	46.4	617,766	46.0

Net unrealized gain on other securities	—	—	207,973	15.0	206,169	15.4

Treasury stock, at cost	—	—	(29,143)	(2.1)	(31,425)	(2.3)

Total stockholders’ equity	—	—	1,132,261	81.5	1,100,768	82.0

Total liabilities and stockholders’ equity	—	—	¥1,389,396	100.0	¥1,343,060	100.0

Net assets

Stockholders’ equity:
Common stock	115,703	7.8	—	—	—	—
Capital surplus:
Additional paid-in capital	192,555		—		—
Total capital surplus	192,555	13.1	—	—	—	—

Retained earnings:
Legal reserves	17,207		—		—
Other retained earnings:
Reserve for special depreciation	1,612		—		—
Reserve for research and development	1,000		—		—
Reserve for dividends	1,000		—		—
Reserve for retirement benefits	300		—		—
Reserve for overseas investments	1,000		—		—
General reserve	603,837		—		—
Unappropriated retained earnings	43,394		—		—

Total retained earnings	669,350	45.5	—	—	—	—

Treasury stock, at cost	(27,109)	(1.8)	—	—	—	—
Total stockholders’ equity	950,499	64.6	—	—	—	—

Difference of appreciation and conversion:
Net unrealized gains on other securities	241,441	16.4	—	—	—	—

Total net assets	1,191,940	81.0	—	—	—	—

Total liabilities and net assets	¥1,471,385	100.0	—	—	—	—

STATEMENTS OF INCOME

	Yen in millions
	Six months ended September 30,				Increase (Decrease) %	Year ended March 31, 2006
	2006		2005
	Amount	%	Amount	%		Amount	%
Net sales	¥259,738	100.0	¥220,901	100.0	17.6	¥477,379	100.0
Cost of sales	201,260	77.5	174,053	78.8	15.6	367,835	77.1

Gross profit	58,478	22.5	46,848	21.2	24.8	109,544	22.9
Selling, general and administrative expenses	37,194	14.3	34,465	15.6	7.9	69,607	14.5

Profit from operations	21,284	8.2	12,383	5.6	71.9	39,937	8.4

Non-operating income :
Interest and dividend income	9,955	3.8	13,557	6.1	(26.6)	26,441	5.5
Foreign currency transaction gains, net	622	0.2	306	0.2	103.2	437	0.1
Other non-operating income	3,003	1.2	3,078	1.4	(2.4)	6,652	1.4

Total non-operating income	13,580	5.2	16,941	7.7	(19.8)	33,530	7.0

Non-operating expenses :
Interest expense	2	0.0	2	0.0	(21.2)	14	0.0
Other non-operating expenses	2,018	0.8	2,419	1.1	(16.5)	5,271	1.1

Total non-operating expenses	2,020	0.8	2,421	1.1	(16.5)	5,285	1.1

Recurring profit	32,844	12.6	26,903	12.2	22.1	68,182	14.3

Non-recurring gain	10,753	4.2	22,252	10.1	(51.7)	28,889	6.1
Non-recurring loss	484	0.2	5,153	2.4	(90.6)	5,992	1.3

Income before income taxes	43,113	16.6	44,002	19.9	(2.0)	91,079	19.1
Income taxes – current	14,176	5.4	11,248	5.1	26.0	20,233	4.2
Refund of income taxes – previous years	(4,356)	(1.7)	—	—	—	—	—
Income taxes – deferred	(362)	(0.1)	889	0.4	—	2,134	0.5

Net income	33,655	13.0	31,865	14.4	5.6	68,712	14.4

Unappropriated retained earnings brought forward from the previous year	—		9,974			9,974
Net realized loss on treasury stock, at cost	—		1			67
Interim dividends	—		—			9,374

Unappropriated retained earnings at the end of the period	—		¥41,838			¥69,245

STATEMENT OF CHANGES IN NET ASSETS

	Yen in millions
	Six months ended September 30, 2006
	Stockholders’ equity															Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus		Retained earnings										Trea- sury stock	Total stock- holders’ equity	Net unreali- azed gains on other securities	Total differece of appre- ciation and conversion
		Aditional paid-in capital	Total Capital surplus	Legal reserve	Other retained earnings								Total retained earnings
					Reserve for special depre- ciation	Reserve for research and develop- ment	Reserve for dividends	Reserve for retire- ment benefits	Reserve for overseas invest- ments	General reserve	Unappro- priated retained earnings	Total other retained earnings
Balance, March 31, 2006	¥115,703	192,555	192,555	17,207	1,584	1,000	1,000	300	1,000	553,837	69,245	627,966	645,173	(29,143)	924,288	207,973	207,973	1,132,261

Changes in net assets
Appropriation to reserve for special depreciation	—	—	—	—	623	—	—	—	—	—	(623)	—	—	—	—	—	—	—
Reversal of reserve for special depreciation	—	—	—	—	(595)	—	—	—	—	—	595	—	—	—	—	—	—	—
Appropriation to general reserve	—	—	—	—	—	—	—	—	—	50,000	(50,000)	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	(9,387)	(9,387)	(9,387)	—	(9,387)	—	—	(9,387)
Directors’ bonuses	—	—	—	—	—	—	—	—	—	—	(68)	(68)	(68)	—	(68)	—	—	(68)
Net income	—	—	—	—	—	—	—	—	—	—	33,655	33,655	33,655	—	33,655	—	—	33,655
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(104)	(104)	—	—	(104)
Reissurance of treasury stock	—	—	—	—	—	—	—	—	—	—	(23)	(23)	(23)	2,138	2,115	—	—	2,115
Net change in items other than stockholders’ equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	33,468	33,468	33,468
Total changes in net assets	—	—	—	—	28	—	—	—	—	50,000	(25,851)	24,177	24,177	2,034	26,211	33,468	33,468	59,679

Balance, September 30, 2006	115,703	192,555	192,555	17,207	1,612	1,000	1,000	300	1,000	603,837	43,394	652,143	669,350	(27,109)	950,499	241,441	241,441	1,191,940

Summary of significant accounting policies:

1. Valuation of assets:

(1)	Securities:

Held-to-maturity securities:	Amortized cost method
Investments in subsidiaries and affiliates:	Cost determined by the moving average method

Other securities

Marketable:	Based on market price of the closing date of the interim financial period (Unrealized gains and losses on those securities are reported in net assets and cost is determined by the moving average method.)
Non-marketable:	Cost determined by the moving average method

(2)	Derivatives instruments : Mark-to-market method

(3)	Inventories:

Finished goods, merchandise and work in process:

Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise are stated at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials and supplies:

Raw materials and supplies, except those for telecommunications equipment, are valued at cost , the cost being determined by the last purchase method.

Raw materials for telecommunications equipment are valued at cost, the cost being determined by the first-in, first-out method.

2. Depreciation of fixed assets:

Tangible fixed assets:

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

The principal estimated useful lives are as follows:

Building and structures	2 to 25 years
Machinery and equipment, and tools, furniture and fixtures	2 to 10 years

Intangible fixed assets and long-term prepaid expenses:

Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

3. Accounting for allowances and accruals:

(1)	Allowances for doubtful accounts:

Allowances for doubtful accounts are provided at an estimated amount of the past actual ratio of losses on bad debts.

Certain allowances are provided for estimated uncollectible receivables.

(2)	Allowances for impairment losses on investments:

Allowances for impairment losses on investments are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

(3)	Accrued bonuses:

Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.

(4)	Accrued bonuses for Directors:

Allowances for Directors are provided based upon the amounts expected to be paid to Directors.

(5)	Warranty reserves

Warranty reserves are provided based upon the estimated after-service costs to be paid during warranty periods, which is determined by actual payment of past years, for communication equipments and applied ceramic products.

(6)	Allowances for sales returns

Allowances for sales return are provided based upon the estimated loss on returned products, which is determined by the historical experience of sales returns.

(7)	Accrued pension and severance costs:

Pension and severance costs are recognized based on projected benefit obligation and plan assets at the year end.

Past service liability is amortized over estimated average remaining service period of employees by using the straight-line method.

Actuarial gains or losses are amortized over estimated average remaining service period of employees by using the straight-line method following the year incurred.

(8)	Retirement allowances for Directors and Executive officers

Retirement allowances for Directors are provided at an estimated amount in accordance with Kyocera Corporation’s internal reguation.

4. Lease transactions:

Finance lease other than those which are deemed to transfer the ownership of leased assets to lessees are accounted for by the method similar to that applicable to an ordinary operating lease.

5. Income taxes for the interim periods:

Calculation of deferred income taxes and income tax payables for the interim periods included estimated amounts of addition and reversal of reserve for special depreciation which will be made within appropriation of retained earnings for the year-end.

6. Consumption tax:

The consumption tax withheld upon sale and the consumption tax paid for purchases of goods and services are not included in the amounts of respective revenue and cost or expense items in the accompanying statements of income.

Changes in presentations of financial statements

Accounting Standards for Presentation of Net Assets in the Balance Sheet

New Accounting Standards for Presentation of Net Assets in the Balance Sheet and the Guideline on Accounting Standards for Presentation of Net Assets in the Balance Sheet was effective from the six months ended September 30, 2006.

The amount which is equal to the former stockholders’ equity is ¥1,191,940 million.

Net assets shown in the balance sheet at September 30, 2006 was presented in accordance with the revised accounting standard.

Accounting Standard for Allowances for Directors

New Accounting Standard for Director’s Bonus was effective from the six months ended September 30, 2006.

As a result, profit from operations, recurring profit and income before income taxes decreased by ¥34 million, respectively, compared to the previous method.

Notes to the balance sheets:

1. As the financial institutions were not operated on September 30, 2006 that was the regular weekend day off, ¥1,235 million of matured notes receivable were not settled and included in notes receivables on the balance sheet.

	Yen in millions
	September 30, 2006	March 31, 2006	September 30, 2005
2. Accumulated depreciation of tangible fixed assets	¥316,136	¥311,516	¥310,429

3. Equity security pledged as collateral

Investments in WILLCOM, INC.	—	¥17,812	¥17,812
Corresponding liability
WILLCOM, INC.’s long-term debt from financial institutions *	—	¥113,752	¥121,615

* All capital investors of WILLCOM INC. pledge their investment in equity security as collateral for this long-term debt.

4. Guarantees:

Guarantee in the form of commitment	¥27	¥1,198	¥1,293
Guarantee in the form of letters of awareness	¥2,948	¥6,407	¥6,517

5. Temporary paid consumption tax and the temporary received consumption tax are offset and included in other accounts receivables in the balance sheets.

Notes to the statements of income:

	Yen in millions
	Six months ended September 30,		Year ended March 31, 2006
	2006	2005
1. Major items in non-recurring gain:

Gain on sale of investments in a subsidiary and an affiliate	¥9,084	¥17,593	¥17,593
Reversal of accrued pension and severance costs	¥850	—	—
Gain on sale of investment securities	¥613	¥30	¥30
Gain on disposal of tangible fixed assets	¥202	¥115	¥779
Reversal of allowances for doubtful accounts for a subsidiary	—	¥4,505	¥4,505
Reversal of allowances for impairment losses on investments	—	—	¥5,950

2. Major items in non-recurring loss:

Loss on disposal of tangible fixed assets	¥365	¥367	¥1,189
Loss on devaluation of investment in securities	¥117	¥281	¥282
Loss on devaluation of investment in a subsidiary	—	¥4,437	¥4,437
Loss on transfer of investment in securities	—	¥67	¥67

3. Depreciation and amortization:

Tangible fixed assets	¥12,177	¥10,600	¥24,328
Intangible assets	¥1,200	¥986	¥2,080

Notes to the statement of changes in net assets:

Types and numbers of treasury stock

	Shares in thousands
	March 31, 2006	Six months ended September 30, 2006		September 30, 2006
		Increase	Decrease
Common stock	3,555	11	261	3,305

Total	3,555	11	261	3,305

Reason for the increase
Purchase of shares constituting less than one unit	11 thousand shares
Reason for the decrease
Exercise of stock acquisition rights	260 thousand shares
Sale of shares constituting less than one unit	1 thousand shares

Notes to marketable securities:

Market value for investment in a subsidiary:

Yen in millions
September 30, 2006
Carrying Amount	Market value	Difference
¥65,904	¥251,878	¥185,974

Yen in millions
March 31, 2006
Carrying Amount	Market value	Difference
¥65,904	¥251,093	¥185,189

Yen in millions
September 30, 2005
Carrying Amount	Market value	Difference
¥65,904	¥174,135	¥108,231

Supplemental Information

Consolidated Financial Results

for the Six Months Ended September 30, 2006

KYOCERA Corporation

October 30, 2006

1. Six-months Trend of Net Sales and Income from continuing

operations before income taxes and minority interest

Note: Kyocera sold Kyocera Leasing Co., Ltd., a subsidiary engaged in financing, and as a result, operating results and gain on sales for Kyocera Leasing Co., Ltd. for the first half have been recorded as income from discontinued operations. Previous figures in fiscal 2005 and 2006 have been retroactively reclassified.

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2. Consolidated Financial Highlights

	(Yen in millions)
	Fiscal 2005				Fiscal 2006				Fiscal 2007
	1st half		2nd half		1st half		2nd half		1st half
	Amount	% to net sales	Amount	% to net sales	Amount	% to net sales	Amount	% to net sales	Amount	% to net sales	% change from the previous period
Net sales	596,904	100.0	576,756	100.0	542,238	100.0	631,306	100.0	615,390	100.0	13.5
Profit from operations	60,340	10.1	37,320	6.5	33,764	6.2	65,931	10.4	63,128	10.3	87.0
Income from continuing operations before income taxes and minority interest	65,420	11.0	38,593	6.7	44,329	8.2	72,908	11.5	72,385	11.8	63.3
Net income	42,549	7.1	3,359	0.6	24,214	4.5	45,482	7.2	53,493	8.7	120.9

Capital expenditures	28,631	4.8	34,529	6.0	50,637	9.3	38,223	6.1	37,239	6.1	Δ26.5
Depreciation	27,250	4.6	31,449	5.5	28,034	5.2	34,908	5.5	33,682	5.5	20.1
R&D expenses	27,432	4.6	26,966	4.7	29,328	5.4	28,108	4.5	30,257	4.9	3.2

US$ exchange rate (yen)	110		105		109		117		115
Euro exchange rate (yen)	133		137		136		140		146

Please refer to accompanying note on page 1.

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3. Operating Profit Trend by Segment

	(Yen in millions)
	Fiscal 2005		Fiscal 2006		Fiscal 2007
	1st half	2nd half	1st half	2nd half	1st half
Net sales
Components Business	291,849	266,698	277,937	303,882	318,523
Equipment Business	265,873	261,966	217,773	275,590	247,690
Others	52,188	58,407	56,049	61,360	60,850
Adjustments and eliminations	Δ13,006	Δ10,315	Δ9,521	Δ9,526	Δ11,673
Total	596,904	576,756	542,238	631,306	615,390

Operating profit
Components Business	46,640	34,980	32,564	45,238	49,799
Equipment Business	7,148	Δ1,267	Δ160	19,092	13,576
Others	4,455	5,250	3,186	5,797	3,748
Total	58,243	38,963	35,590	70,127	67,123

“Components Business” consists of Fine Ceramic Parts Group, Semiconductor Parts Group, Applied Ceramic Products Group and Electronic Device Group.

“Equipment Business” consists of Telecommunications Equipment Group, Information Equipment Group and Optical Equipment Group.

“Total operating profit” represents the amount excluding corporate gain and loss, equity method gain and loss, and adjustments and eliminations, from income from continuing operations before income taxes and minority interest.

Please refer to accompanying note on page 1.

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